ANGLO AMERICAN

02028371

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretary's Office

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

20 March, 2002

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 10 2002
WASH. D.C. 164 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to:

- Anglo American names new Non-Executive Director.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

dlw 4/16

ANGLO AMERICAN

News Release

19 March 2001

ANGLO AMERICAN NAMES NEW NON-EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") announces that Professor Karel Van Miert has joined its Board with immediate effect.

Professor Van Miert, 60, has had a long and distinguished career in European politics and business. He is currently President of the Nyrenode University, Netherlands Business School; a member of the Supervisory Board of German Utility RWE and is also an independent Director of Philips NV and Wolters-Kluwer. He is also a member of the Advisory Boards of Goldman Sachs, Eli Lilly and Rabobank. His political career includes having been: a Chairman of the Belgian Socialist Party; a Member of the first directly elected European Parliament from 1979 until 1985; a member of the Belgium Chamber of Representatives from 1985 until 1988; and a member of the European Commission from 1989 until 1999. In the latter role he was responsible for transport, investment and consumer policy from 1989 until 1992 and for competition policy from 1993 until 1999.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: 'We are very pleased to be welcoming Karel Van Miert to the Board. He brings a highly unusual mix of skills and experience. He is widely respected and the Board will be strengthened by his judgement and perspectives.'

Enquiries to:

London

Edward Bickham
Mobile: +44 7760 197381

Kate Aindow
Tel: +44 20 7698 8619

Johannesburg

Michael Spicer
Tel: +27 11 638 3870

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

19 March 2001

ANGLO AMERICAN NAMES NEW NON-EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") announces that Professor Karel Van Miert has joined its Board with immediate effect.

Professor Van Miert, 60, has had a long and distinguished career in European politics and business. He is currently President of the Nyrenode University, Netherlands Business School; a member of the Supervisory Board of German Utility RWE and is also an independent Director of Philips NV and Wolters-Kluwer. He is also a member of the Advisory Boards of Goldman Sachs, Eli Lilly and Rabobank. His political career includes having been: a Chairman of the Belgian Socialist Party; a Member of the first directly elected European Parliament from 1979 until 1985; a member of the Belgium Chamber of Representatives from 1985 until 1988; and a member of the European Commission from 1989 until 1999. In the latter role he was responsible for transport, investment and consumer policy from 1989 until 1992 and for competition policy from 1993 until 1999.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: 'We are very pleased to be welcoming Karel Van Miert to the Board. He brings a highly unusual mix of skills and experience. He is widely respected and the Board will be strengthened by his judgement and perspectives.'

Enquiries to:

London

Edward Bickham
Mobile: +44 7760 197381

Kate Aindow
Tel: +44 20 7698 8619

Johannesburg

Michael Spicer
Tel: +27 11 638 3870

ANGLO AMERICAN

News Release

19 March 2001

ANGLO AMERICAN NAMES NEW NON-EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") announces that Professor Karel Van Miert has joined its Board with immediate effect.

Professor Van Miert, 60, has had a long and distinguished career in European politics and business. He is currently President of the Nyrenode University, Netherlands Business School; a member of the Supervisory Board of German Utility RWE and is also an independent Director of Philips NV and Wolters-Kluwer. He is also a member of the Advisory Boards of Goldman Sachs, Eli Lilly and Rabobank. His political career includes having been: a Chairman of the Belgian Socialist Party; a Member of the first directly elected European Parliament from 1979 until 1985; a member of the Belgium Chamber of Representatives from 1985 until 1988; and a member of the European Commission from 1989 until 1999. In the latter role he was responsible for transport, investment and consumer policy from 1989 until 1992 and for competition policy from 1993 until 1999.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: *'We are very pleased to be welcoming Karel Van Miert to the Board. He brings a highly unusual mix of skills and experience. He is widely respected and the Board will be strengthened by his judgement and perspectives.'*

Enquiries to:

London

Edward Bickham
Mobile: +44 7760 197381

Kate Aindow
Tel: +44 20 7698 8619

Johannesburg

Michael Spicer
Tel: +27 11 638 3870

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

19 March 2001

ANGLO AMERICAN NAMES NEW NON-EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") announces that Professor Karel Van Miert has joined its Board with immediate effect.

Professor Van Miert, 60, has had a long and distinguished career in European politics and business. He is currently President of the Nyrenode University, Netherlands Business School; a member of the Supervisory Board of German Utility RWE and is also an independent Director of Philips NV and Wolters-Kluwer. He is also a member of the Advisory Boards of Goldman Sachs, Eli Lilly and Rabobank. His political career includes having been: a Chairman of the Belgian Socialist Party; a Member of the first directly elected European Parliament from 1979 until 1985; a member of the Belgium Chamber of Representatives from 1985 until 1988; and a member of the European Commission from 1989 until 1999. In the latter role he was responsible for transport, investment and consumer policy from 1989 until 1992 and for competition policy from 1993 until 1999.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: 'We are very pleased to be welcoming Karel Van Miert to the Board. He brings a highly unusual mix of skills and experience. He is widely respected and the Board will be strengthened by his judgement and perspectives.'

Enquiries to:

London

Edward Bickham
Mobile: +44 7760 197381

Kate Aindow
Tel: +44 20 7698 8619

Johannesburg

Michael Spicer
Tel: +27 11 638 3870

ANGLO AMERICAN

News Release

19 March 2001

ANGLO AMERICAN NAMES NEW NON-EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") announces that Professor Karel Van Miert has joined its Board with immediate effect.

Professor Van Miert, 60, has had a long and distinguished career in European politics and business. He is currently President of the Nyrenode University, Netherlands Business School; a member of the Supervisory Board of German Utility RWE and is also an independent Director of Philips NV and Wolters-Kluwer. He is also a member of the Advisory Boards of Goldman Sachs, Eli Lilly and Rabobank. His political career includes having been: a Chairman of the Belgian Socialist Party; a Member of the first directly elected European Parliament from 1979 until 1985; a member of the Belgium Chamber of Representatives from 1985 until 1988; and a member of the European Commission from 1989 until 1999. In the latter role he was responsible for transport, investment and consumer policy from 1989 until 1992 and for competition policy from 1993 until 1999.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: 'We are very pleased to be welcoming Karel Van Miert to the Board. He brings a highly unusual mix of skills and experience. He is widely respected and the Board will be strengthened by his judgement and perspectives.'

Enquiries to:

London

Edward Bickham
Mobile: +44 7760 197381

Kate Aindow
Tel: +44 20 7698 8619

Johannesburg

Michael Spicer
Tel: +27 11 638 3870

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk